1185 Avenue of the Americas New York, New York 10036 Fax: 212/556-2100 www.kslaw.com

Paul G. Prince Direct Dial: 212/556-2314 pprince@kslaw.com

January 26, 2006

Michael K. Pressman, Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

Station Place, 100 F Street

Washington,	D.C. 20549

Re:        Fox & Hound Restaurant Group

              Schedule 14D-9 filed January 6, 2006, as amended on January 10, 2006

              Schedule 14D-9 filed January 20, 2006

              File No. 5-52069

Dear Mr. Pressman:

On behalf of Fox & Hound Restaurant Group (the “Company”), we are delivering (and transmitting by EDGAR) with this letter for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the following:

•	Amendment No. 2 (“Amendment No. 2”) to the Schedule 14D-9 filed January 6, 2006, as amended on January 20, 2006 (the “LLCP Offer Schedule 14D-9”), together with Annex V and Annex VI thereto; and

•	Amendment No.1 (“Amendment No. 1”) to the Schedule 14D-9 filed January 20, 2006 (the “Newcastle/Steel Offer Schedule 14D-9”).

The Company has received comments from the Securities and Exchange Commission’s staff (the “Staff”) relating to the LLCP Offer Schedule 14D-9 and the Newcastle/Steel Offer Schedule 14D-9 contained in the Staff’s letter dated January 23, 2006 (the “Staff Letter”). For your convenience, this letter includes each of the Staff’s comments from the Staff Letter, as well as the Company’s responses to each of the Staff’s comments.

Securities and Exchange Commission

January 26, 2006

Schedule 14D-9 filed January 6, 2006, as amended on January 20, 2006

The Solicitation or Recommendation

1. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9 compelling disclosure of any item under Item 1015 of Regulation M-A, advise us what consideration was given to attaching any written analyses or presentation materials used by your advisors in issuing their opinions to the board. Refer to Item 1011(b) of Regulation M-A.

Response: The written analyses and/or presentation materials used or provided by the Company’s financial advisors in connection with issuing their respective fairness opinions to the board of directors of the Company have been previously disclosed in the “Background of the Transaction,” “North Point Fairness Opinion” and “Raymond James Fairness Opinion” sections of the LLCP Offer Schedule 14D-9 and Amendment No. 1 thereto. The Company does not believe that there is any additional material information to be disclosed in connection with this comment 1.

2. The disclosure indicates that the board, in determining whether or not to recommend the offer and the transaction, considered factors. Item 1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons, not simply factors or benefits, in support of the board’s decision to recommend the offer to security holders. For example, please expand subsections two through four to discuss how those subsections impacted the board’s recommendation.

Response: The Company does not believe that the original language contained in the LLCP Offer Schedule 14D-9 and Amendment No. 1 thereto omitted any material fact or was misleading in any respect. However, to address the Staff’s comment, the Company has revised the disclosure in the section entitled “Reasons for the Recommendation of the Board.” See page 1 of Amendment No. 2.

3. In addition, please revise this section to clarify which of the enumerated factors are in fact reasons to support the board’s decision to recommend the offer to security holders.

Response: The Company does not believe that the original language contained in the LLCP Offer Schedule 14D-9 and Amendment No. 1 thereto omitted any material fact or was misleading in any respect. However, to address the Staff’s comment, the Company has revised the disclosure in the section entitled “Reasons for the Recommendation of the Board.” See page 1 of Amendment No. 2.

4. We note your statement that the opinion [set forth as Annex II] “is intended solely for the benefit and use of, the Board of Directors of the Company.” Revise to delete this disclaimer of responsibility to shareholders. This comment also applies to [Annex IV to] your amended Schedule 14D-9 filed January 20, 2006.

Securities and Exchange Commission

January 26, 2006

Response: The requested deletions have been made. See Amended and Restated Annex II and Amended and Restates Annex IV to Amendment No. 2.

Schedule 14D-9 filed January 20, 2006

1. Item 1012(b) of Regulation M-A specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please expand this section to provide a complete and meaningful discussion of the reasons in support of the board’s decision to recommend.

Response: The Company believes that (i) the material reasons why the board made its decision not to recommend the Newcastle/Steel offer (lower purchase per share; lower likelihood of consummation; longer time period for consummation; etc.) are clearly set forth in the Newcastle/Steel Offer Schedule 14D-9 and (ii) conversely, the material reasons why the board made its decision to recommend the LLCP offer (higher purchase price per share, higher likelihood of consummation; shorter time period for consummation; etc.) are clearly set forth in the LLCP Offer Schedule 14D-9. However, to address the Staff’s comment, the Company has added additional disclosure to the section entitled “Reasons for the Recommendation of the Company Board.” See page 1 of Amendment No. 1.

Please note that the Company has authorized King & Spalding LLP to submit this response to you. The Company believes that the changes it has made to the LLCP Offer Schedule 14D-9 and the Newcastle/Steel Offer Schedule 14D-9 in response to the Staff’s comments and reflected in Amendment No. 2 and Amendment No. 1, respectively, do not individually or in the aggregate, constitute a material change for purposes of Rule 14e-2(b) promulgated under the Exchange Act. As a result, the Company believes that there is no need to publish, send or give a statement disclosing such changes to its shareholders. In addition, pursuant to the Staff Letter, we have enclosed an acknowledgment letter from the Company.

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further comments or questions concerning this letter to the undersigned at (212) 556-2314.

Very truly yours,

/s/ Paul G. Prince
Paul G. Prince

cc: John	D. Capers, Jr.

        Jared A. Hershberg

        William R. Wood, II